EXHIBIT 12.1

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges (1)

Dollars in millions	Nine months ended September 30, 2011		Year Ended December 31
			2010		2009		2008		2007		2006
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$3,174		$3,680		$3,135		$946		$1,612		$3,737
Add:
Distributed income of equity investees	149		167		171		157		124		20
Fixed charges excluding interest on deposits	723		1,092		1,396		1,026		1,208		778
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	113		148		126		122		101		33
Interest capitalized			1		3
Earnings excluding interest on deposits	3,933		4,790		4,573		2,007		2,843		4,502
Interest on deposits	529		963		1,741		1,485		2,053		1,590
Total earnings	$4,462		$5,753		$6,314		$3,492		$4,896		$6,092
Fixed charges
Interest on borrowed funds	$603		$918		$1,225		$961		$1,143		$719
Interest component of rentals	93		134		131		64		64		59
Amortization of notes and debentures	27		39		37		1		1
Interest capitalized			1		3
Fixed charges excluding interest on deposits	723		1,092		1,396		1,026		1,208		778
Interest on deposits	529		963		1,741		1,485		2,053		1,590
Total fixed charges	$1,252		$2,055		$3,137		$2,511		$3,261		$2,368
Ratio of earnings to fixed charges
Excluding interest on deposits	5.44	x	4.39	x	3.28	x	1.96	x	2.35	x	5.79	x
Including interest on deposits	3.56		2.80		2.01		1.39		1.50		2.57

(1)	As defined in Item 503(d) of Regulation S-K.